Exhibit 99.1

Alterity Receives Non-Compliance Notice Regarding NASDAQ
Minimum Bid Price Requirement

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 7 February 2020: Alterity Therapeutics Limited (ASX:ATH, NASDAQ:ATHE) has received notification from the Listing Qualifications Department of NASDAQ advising the Company that it is currently non-compliant with NASDAQ’s requirement that listed securities maintain a minimum bid price of $US1.00 per share on NASDAQ as outlined in the NASDAQ Listing Rules.

Alterity has a compliance period of 180 calendar days (until August 3, 2020) to regain compliance with the minimum bid price requirement. If at any time during the 180 day compliance period, the closing bid price per ADS is at least $US1.00 for at least ten consecutive business days, NASDAQ will provide the Company a written confirmation of compliance and the matter will be closed.

The NASDAQ notification has no effect at this time on the listing of the Company’s American Depositary Shares (“ADSs”) and the ADSs will continue to trade uninterrupted on NASDAQ under the symbol “ATHE”. The Company’s ordinary shares which are traded on the Australian Securities Exchange (“ASX”) under the symbol “ATH” are in full compliance with ASX listing requirements and are completely independent of the NASDAQ listing. Alterity’s management intends to actively monitor the bid price for its ADSs and will consider all available options to regain compliance with the NASDAQ minimum bid price requirement.

In the event Alterity does not regain compliance, the Company may be eligible for an additional 180 calendar days’ extension to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The NASDAQ Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the NASDAQ staff concludes that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, the Company’s ADSs will be subject to delisting by NASDAQ.

END

Authorisation & Additional information

This announcement was authorised by Geoffrey Kempler, CEO and Chairman of Alterity Therapeutics Limited.

Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 1216

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.